SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                SCHEDULE 13E-3/A
                                 (RULE 13e-100)
                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                         Decatur First Bank Group, Inc.
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                                (Name of Issuer)

                         Decatur First Bank Group, Inc.
                          Decatur First Interim Corp.
                               John L. Adams, Jr.
                               Mary Bobbie Bailey
                                Lynn Pasqualetti
                                Kirby A. Thompson
                              Merriell Autrey, Jr.
                                John Walter Drake
                                William F. Floyd
                                Robert E. Lanier
                                James A. Baskett
                                Carol G. Nickola
                                Roger K. Quillen
                              James T. Smith, III
                                 Judy B. Turner

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                      (Names of Person(s) Filing Statement)

                          Common Stock $5.00 par value
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                                 Judy B. Turner
                      President and Chief Executive Officer
                         Decatur First Bank Group, Inc.
                              1120 Commerce Drive
                             Decatur, Georgia 30030
                                 (404) 373-1000
--------------------------------------------------------------------------------
Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                            Kathryn L. Knudson, Esq.
                     Powell, Goldstein, Frazer & Murphy LLP
                     One Atlantic Center - Fourteenth Floor
                         1201 West Peachtree Street, NW
                             Atlanta, GA 30309-3488
                                 (404) 572-6600

     This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [_] The filing of a registration statement under the Securities Act of 1933.

     c. [_]    A tender offer.

     d. [_]    None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                                 Calculation of Filing Fee

     --------------------------------------------------------------------------------
     Transaction valuation*                  Amount of filing fee
     --------------------------------------------------------------------------------
     $ 2,268,403                             $ 267
     --------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the acquisition of 129,623 shares of common stock of the subject company for $17.50 per share in cash. The amount of the filing fee equals one-fiftieth of one percent of the aggregate of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $267                  Filing Party:  Decatur First Bank Group, Inc.

Form or Registration No.:  Schedule 13E-3        Date Filed:    February 16, 2005


                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

     This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13e-3 (the "Schedule 13e-3") for Decatur First Bank Group, Inc. ("Decatur First") is being filed solely to report the results of the Rule 13e-3 transaction subject to the Schedule 13e-3.

     The reorganization of Decatur First pursuant to the Amended and Restated Agreement and Plan of Reorganization by and between Decatur First and Decatur First Interim Corp. ("Interim"), dated February 11, 2005 and attached as Appendix A to the Definitive Proxy Statement filed as Exhibit 1 to Amendment No. 3 of the Schedule 13e-3, became effective on June 17, 2005 upon the filing of the certificate of merger of Interim with and into Decatur First. As a result of the reorganization, 95,397 shares of Decatur First common stock held by approximately 448 shareholders of record were exchanged for $17.50 per share in cash, or an aggregate of $1,669,448. After the reorganization, the number of outstanding shares of Decatur First was 834,313 and the record number of shareholders was 248. Upon the effective time of the reorganization, each of the 100 outstanding shares of Interim were cancelled.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 29, 2005
       -----------------
                                       DECATUR FIRST BANK GROUP, INC.

                                       By: /s/ Judy B. Turner
                                           --------------------------------
                                           Judy B. Turner
                                           President and Chief Executive Officer


                                       DECATUR FIRST BANK GROUP, INC.
                                         as successor to DECATUR FIRST
                                         INTERIM CORPORATION

                                       By: /s/ Judy B. Turner
                                           --------------------------------
                                           Judy B. Turner
                                           President and Chief Executive Officer


                                       DECATUR FIRST BANK GROUP, INC.
                                       AFFILIATES:


                                       By: /s/ John L. Adams, Jr.
                                           --------------------------------
                                           John L. Adams, Jr.

                                       By: /s/ Mary Bobbie Bailey
                                           --------------------------------
                                           Mary Bobbie Bailey

                                       By: /s/ Lynn Pasqualetti
                                           --------------------------------
                                           Lynn Pasqualetti

                                       By: /s/ Kirby A. Thompson
                                           --------------------------------
                                           Kirby A. Thompson

                                       By: /s/ Marriell Autrey, Jr.
                                           --------------------------------
                                           Merriell Autrey, Jr.

                                       By: /c/ John Walter Drake
                                           --------------------------------
                                           John Walter Drake

                                       By: /s/ William F. Floyd
                                           --------------------------------
                                           William F. Floyd

                                       By: /s/ Robert E. Lanier
                                           --------------------------------
                                           Robert E. Lanier

                                       By: /s/ James A. Baskett
                                           --------------------------------
                                           James A. Baskett

                                       By: /s/ Carol G. Nickola
                                           --------------------------------
                                           Carol G. Nickola

                                       By: /s/ Roger K. Quillen
                                           --------------------------------
                                           Roger K. Quillen

                                       By: /s/ James T. Smith, III
                                           --------------------------------
                                           James T. Smith, III

                                       By: /s/ Judy B. Turner
                                           --------------------------------
                                           Judy B. Turner